UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________

SCHEDULE 14F-1
__________________________________________

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

BUSINESS DEVELOPMENT SOLUTIONS, INC.
 (Exact name of registrant as specified in its corporate charter)

000-32433
(Commission File No.)

Delaware	84-1300072
(State of Incorporation)	(IRS Employer Identification No.)

c/o Suzhou EZTripMart Business Services Co., Ltd.
20/F, 200 Taicang Rd.
Shanghai, China 200020
(Address of principal executive offices)

+86-21-6328-4904
(Registrant's telephone number)

____________________________________________________________________________

NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

____________________________________________________________________________

BUSINESS DEVELOPMENT SOLUTIONS, INC.
c/o Suzhou EZTripMart Business Services Co., Ltd.
20/F, 200 Taicang Rd.
Shanghai, China 200020

INFORMATION STATEMENT
PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about April 3, 2009 to the holders of record at the close of business on March 31, 2009 (the “Record Date”) of common stock, par value $0.00001 per share (“Common Stock”), of Business Development Solutions, Inc., a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement (the “Share Exchange Agreement”), dated March 30, 2009, among the Company, TripMart Holding Limited, a British Virgin Islands company (“TripMart”), and the shareholders of TripMart. The transactions contemplated by the Share Exchange Agreement were consummated on March 30, 2009 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Business Development Solutions, Inc.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is provided solely for informational purposes and not in connection with a vote of our security holders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on March 30, 2009.

On the Record Date, 16,110,150 shares of Common Stock were issued and outstanding with the holders thereof being entitled to cast one vote per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
SECURITYHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On March 30, 2009, we entered into the Share Exchange Agreement with TripMart and all of the shareholders of TripMart, including our Chairman, Chief Executive Officer and principal stockholder, Mr. Shu Keung Chui. Pursuant to the Share Exchange Agreement, we acquired 100% of the outstanding capital stock of TripMart in exchange for 14,200,000 shares of our Common Stock. As a result of this transaction, the shareholders of TripMart became the beneficial owners of approximately 88.14% of our outstanding capital stock and Mr. Chui, who held an 84.14% interest in TripMart and an 78.53% interest in our Company prior to consummation of the Share Exchange Agreement, became the beneficial owner of approximately 83.47% of our issued and outstanding capital stock. Therefore, the signing of the Share Exchange Agreement and consummation of the transactions contemplated thereby did not result in a change of control of the Company, however, there were changes to our Board of Directors as described below.

On the Closing Date, our Board of Directors increased its size to three members and appointed Mr. Sam Yuen Yee Lau and Mr. Jinfu Xue to fill the vacancies created by such increase. Mr. Lau’s appointment became effective immediately and Mr. Xue’s appointment will become effective on the 10th day following the mailing of this Information Statement to our stockholders (the “Effective Date”).

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our Common Stock immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each person who is known by us to beneficially own more than 5% of our Common Stock; (ii) each of our officers and directors; and (iii) all of our officers and directors as a group.

Unless otherwise specified, the address of each of the persons set forth below is in care of the Company at c/o Suzhou EZTripMart Business Services Co., Ltd., 20/F, 200 Taicang Road, Shanghai, China 200020.

	Before Closing of the Share		After Closing of the Share
	Exchange Agreement		Exchange Agreement
	Amount and Nature		Amount and Nature
	of Beneficial	Percent of	of Beneficial	Percent of
Name & Address of Beneficial Owner(1)	Ownership	Class(2)	Ownership	Class(2)
Directors and Officers
Shu Keung Chui	1,500,000	78.53%	13,447,802	83.47%
Sam Yuen Yee Lau	2,500	*	2,500	*
All officers and directors as a group	1,502,500	78.65%	13,450,302	83.49%
(2 persons named above)
5% Securities Holder
Shu Keung Chui	1,500,000	78.53%	13,447,802	83.47%
Stephen M. Siedow	116,574	6.10%	116,574	*
12373 E. Cornell Avenue
Aurora, Colorado 80014

* Less than 1%

(1)	Beneficial Ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has direct ownership of and sole voting power and investment power with respect to the shares of the Company’s stock. For each Beneficial Owner above, any options exercisable within 60 days have been included in the denominator.

(2)	Based on 1,910,150 shares of Common Stock issued and outstanding before the closing of the transactions contemplated by the Share Exchange Agreement (as of March 29, 2009) and 16,110,150 after the closing of the transactions contemplated by the Share Exchange Agreement (as of March 30, 2009).

Changes in Control

There are currently no arrangements that may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our Board of Directors consisted of one sole director, Shu Keung Chui, who was elected to serve until his successor is duly elected and qualified or until the next annual meeting of our stockholders. On the Closing Date, our Board of Directors increased its size to three members and appointed Mr. Sam Yuen Yee Lau and Mr. Jinfu Xue to fill the vacancies created by such increase. Mr. Lau’s appointment was effective on the Closing Date, while the appointment of Mr. Xue will become effective on the Effective Date. On the Closing Date, our Board of Directors also appointed the new executive officers as listed below.

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

Name	Age	Position
Shu Keung Chui	46	Chairman, Chief Executive Officer and President
Sam Yuen Yee Lau	43	Director, Chief Financial Officer, Treasurer and Secretary
Jinfu Xue*	53	Director

___________________
* Will become a director on the Effective Date.

Mr. Shu Keung Chui. Mr. Chui has been Chief Executive Officer and President since January 10, 2006 and our Chairman since January 29, 2005. He currently serves as the Chairman of the Board of Shanghai Shixin Information Technology Co., Ltd., or Shixin. Mr. Chui has extensive experience in the e-commerce industry. Since April 1999, Mr. Chui has also been serving as the Chairman of the Board of Shangxin Enterprise Group Co. Ltd., and he has been a director of Superwisdom Co., Ltd. since January 2000. Prior to joining Shixin, Mr. Chui was the Business Development Manager of Hong Kong Sunflowers Travel Limited and worked for American Fabrics Co. as a Commercial Manager. Mr. Chui, is a citizen of Hong Kong and received a Bachelor of International Business degree from the Hong Kong Songren Institute.

Mr. Sam Yuen Yee Lau. Mr. Lau has been our director, Chief Financial Officer, Treasurer and Secretary since the closing of the Share Exchange Agreement on March 30, 2009. Mr. Lau is a practicing director of SL LEE & LAU CPA Limited. He brings to us over 19 years of experience in accounting and auditing. Mr Lau started his career in auditing by joining PricewaterhouseCoopers, Hong Kong (formerly known as Coopers & Lybrand) in 1989. From 1993 to 1997, he served as Financial Controllers at a multinational manufacturer and a regional publishing group. In 1997, he co-founded SL LEE & LAU CPA Limited. Mr. Lau is an associate member of the Institute of Chartered Accountants in England and Wales (ICAEW), a fellow member of the association of Chartered Certified Accountants, a practicing member of the Hong Kong Institute of Certified Public Accountants and an associate member of the Institute of Chartered Secretaries and Administrators of United Kingdom. Mr. Lau holds a Bachelor’s Degree (with honors) in economics and accounting from University of Kents at Canterbury, and Bachelor Degree in law (with honors) from University of London, United Kingdom.

Mr. Jinfu Xue. Mr. Xue will become our director on the Effective Date. He has been the Vice Chairman of Shixin Enterprise Application Software (Shanghai) Co., Ltd. since February 2007. Mr. Xue has extensive experience in telecommunications and internet e-commerce. He has over 20 years of experience serving in numerous senior management roles as well as a board member in China’s leading telecommunications and information technology industry, overseeing the development of innovative online platforms such as Shanghai Telecom Data Service Center, Shanghai Telecom Call Center, Shanghai Telecom Distance Learning Center, the “Shanghai Hotline” internet portal and Stockstar.com. Prior to joining Shixin, Mr. Xue served as the Deputy General Manager of China Unicom Shanghai Branch from 2004 to 2006. Mr. Xue holds an International Master of Business Administration degree from Hong Kong University, and an Executive Master of Business Administration degree from Asia International Open University (Macau). He is also a registered senior economist in China.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws (except where not subsequently dismissed without sanction or settlement), or from engaging in any type of business practice, or a finding of any violation of federal or state securities laws. To the best of our knowledge and except as set forth below, no petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any of our directors or officers, or any partnership in which any of our directors or officers was a general partner at or within two years before the time of such filing, or any corporation or business association of which any of our directors or officers was an executive officer at or within two years before the time of such filing. Except as set forth in our discussion herein under the heading “Transaction with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS

The following includes a summary of transactions since the beginning of the 2008 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On March 30, 2009, we consummated the transactions contemplated by the Share Exchange Agreement with TripMart and the owners of all issued and outstanding capital stock of TripMart, including our Chairman, Chief Executive Officer and principal stockholder, Mr. Shu Keung Chui. Pursuant to the Share Exchange Agreement, we acquired 100% of the outstanding capital stock of TripMart in exchange for 14,200,000 shares of our Common Stock. As a result of this transaction, the shareholders of TripMart became the beneficial owners of approximately 88.14% of our outstanding capital stock and Mr. Chui, who held an 84.14% interest in TripMart and an 78.53% interest in our Company prior to consummation of the Share Exchange Agreement, became the beneficial owner of approximately 83.47% of our issued and outstanding capital stock.

Current Chinese laws and regulations (impose substantial restrictions on foreign ownership of the air-ticketing, travel agency, advertising and value-added telecommunications businesses in China. Therefore, we conduct part of our operations through a series of contractual arrangements between Suzhou EZTripMart Business Services Co., Ltd. (formerly, Suzhou Journey World Commercial Service Co., Ltd.) (“Suzhou TripMart”), our Chinese subsidiary, and Shanghai EZTripMart Travel Agency Co., Ltd. (formerly, Shanghai Junli Travel Agency Co., Ltd.) (“Shanghai TripMart”), our variable interest entity, which hold the licenses and approvals for conducting the air-ticketing, travel agency, and value-added telecommunications businesses in China. The principal terms of these contractual arrangements are described below.

  Technical and Management Consulting Services Agreement. Pursuant to a technical and management consulting services agreement, dated March 27, 2009 (the “Services Agreement”), Shanghai TripMart has agreed to engage Suzhou TripMart as Shanghai TripMart’s exclusive provider of certain technical, management consulting and related services. The Services Agreement also provides that (i) Suzhou TripMart will share with Shanghai TripMart our resources for marketing of Shanghai TripMart’s products and services; (ii) from time to time and at the request of Shanghai TripMart, Suzhou TripMart may in its sole discretion make advances to Shanghai TripMart to fund working capital or acquisitions of operating assets, or for any other purpose acceptable to Suzhou TripMart; and (iii) at Shanghai TripMart’s reasonable request, provide guarantee for Shanghai TripMart’s performance of contracts, agreements or other obligations, or to secure any working capital loan of Shanghai TripMart, provided that any guarantee provided pursuant to the Services Agreement will be secured by all of Shanghai TripMart’s assets. In consideration for our services, Shanghai TripMart agreed to pay us a service fee each calendar quarter, equal to 50% of Shanghai TripMart’s net profit (as defined in the Services Agreement) for the quarter; provided however, that no such service fee is payable until and unless the net profit is first applied to reduce any operating losses of Shanghai TripMart carried over from previous quarters.

  Equity Pledge Agreement. Pursuant to an equity pledge agreement, dated March 27, 2009, Shanghai TripMart’s sole shareholder, Shanghai Junli Air Services Co., Ltd. (“Shanghai Junli”) pledged its equity interests in Shanghai TripMart as a guarantee for Shanghai TripMart’s payment to us of services fees due and payable under the Services Agreement, the fulfillment of Shanghai TripMart’s obligations under the IP Assignment and License Agreement and the Option Agreement described below. In the event that Shanghai TripMart breaches any of its obligations under these agreements with us, we are entitled to sell the pledged equity interests and retain the proceeds from such sale to the extent not exceeding the amount of he compensation payable to us as a result of such breach.

  Intellectual Property Assignment and License Agreement. Pursuant to an intellectual property assignment and license agreement, dated March 27, 2009 (the “IP Assignment and License Agreement”), we have assigned to Shanghai TripMart without a grant fee, certain trademarks and domain names relating to the operation of our websites, as required for Shanghai TripMart to maintain its license to operate as a value-added telecommunications service provider, and have granted Shanghai TripMart a license to use our intellectual property, including the proprietary software supporting our websites, in exchange for a monthly royalty of the greater of (i) 5% of revenue of Shanghai TripMart or (ii) RMB10,000. Under the IP Assignment and License Agreement, Shanghai TripMart granted back to Suzhou TripMart an exclusive (except as to Shanghai TripMart), royalty-free, transferrable, irrevocable, worldwide license to use the assigned marks in Suzhou TripMart’s business, with the right to sublicense, to the extent not contrary to applicable PRC laws, Shanghai TripMart’s ownership of the assigned marks during the term of the agreement.

  Option Agreement. Pursuant to an option agreement, dated March 27, 2009 (the “Option Agreement”), Shanghai Junli or Shanghai TripMart, as the case may be, granted us an exclusive, irrevocable option to purchase all or part of its equity interests in, or all or part of the assets of, Shanghai TripMart (the “Interests”), to the extent permitted by the then-effective Chinese laws and regulations. The option may be exercised by us and/or any other person we designate. We intend to exercise such option at such time that applicable Chinese laws and regulations removes restrictions on foreign ownership of air-ticketing, travel agencies, and value-added telecommunications businesses in China. The Option Agreement will terminate after all the Interests have been effectively transferred to us, or by our election with or without cause upon 30 days’ prior written notice to the other parties.

  Proxy Agreement. We have set up a control arrangement with Shanghai Junli pursuant to a proxy agreement, dated March 27, 2009 (the “Proxy Agreement”). Under the Proxy Agreement, Shanghai Junli has irrevocably appointed a Chinese individual designated by us as Shanghai Junli’s proxy and attorney-in-fact, to vote on Shanghai Junli’s behalf on all matters it is entitled to vote on at every stockholders’ meeting, and to exercise Shanghai Junli’s shareholder rights. The proxy is also entitled to elect a majority of Shanghai TripMart’s directors.

On March 28, 2009, Mr. Shu Keung Chui, the majority shareholder of TripMart, transferred 188 shares of the capital stock of TripMart to each of the other three shareholders of TripMart, Hugo Success Limited, Hongwei, LLC and EC International LLC, in consideration of their agreement to enter into the Share Exchange Agreement.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of our equity securities which are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended December 31, 2008, we have determined that our directors, officers and greater-than-10% beneficial owners complied with all applicable Section 16 filing requirements.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

Board Meetings and Annual Meeting

During fiscal year ended December 31, 2008, our Board of Directors did not meet. We did not hold an annual meeting in 2008.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, the our new management plans to form an audit, compensation and nominating committee in the near future. We envision that the audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We envision that the compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee would be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee would also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our Board of Directors. Although our Board of Directors has not established any minimum qualifications for director candidates, when considering potential director candidates, our Board of Directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our Board of Directors.

We do not have a charter governing the nominating process. The majority members of our Board of Directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Stockholder Communications

Our Board of Directors does not currently provide a process for stockholders to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder communications in the future.

EXECUTIVE COMPENSATION

Summary Compensation — Fiscal Years Ended December 31, 2008 and 2007

On March 30, 2009, we completed a reverse acquisition of TripMart pursuant to the Share Exchange Agreement. Our Chief Executive Officer and President, Mr. Chui, who was a principal stockholder of TripMart and serves as one of its directors, agreed to forgo compensation from TripMart during 2007 and 2008 to allow TripMart to conserve cash. Mr. Chui has not received any compensation from the Company either. No other executive officer or any other employee received total annual compensation in excess of $100,000 during 2007 or 2008.

Employment Agreements

On March 30, 2009, we entered into executive employment agreements with each of Shu Keung Chui, our Chief Executive Officer and President, and Sam Yuen Yee Lau, our Chief Financial Officer, Treasurer and Secretary. Under the terms of their respective employment agreements, Mr. Chui will receive an annual salary of $80,000 and Mr. Lau will receive an annual salary of $75,000. Both executives are subject to customary confidentiality and non-competition covenants as provided in the employment agreements.

We have not provided retirement benefits (other than a state pension scheme in which all of our employees in China participate) or severance or change of control benefits to our named executive officers.

Outstanding Equity Awards at Fiscal Year End

For the year ended December 31, 2008 and through the date of this report, no director or executive officer has received compensation from us pursuant to any compensatory or benefit plan. There is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan, although we anticipate that we will compensate our officers and directors for services to us with stock or options to purchase stock, in lieu of cash.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2008.

BUSINESS DEVELOPMENT SOLUTIONS, INC.

Dated: April 1, 2009	/s/ Shu Keung Chui
Shu Keung Chui
Chief Executive Officer and President